# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMPASS Pathways plc, CIK 0001816590
CUSIP: 20451W101
Title of class of securities: American Depositary Shares
Address of issuer's principal executive offices: 3RD FLOOR, 1 ASHLEY ROAD, ALTRINCHAM, CHESIRE, United Kingdom (X0), WA14 2DT
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002053305

## Reporting persons
- BIT Capital GmbH: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); sole voting power 8,148,280; shared voting power 0; sole dispositive power 8,148,280; shared dispositive power 0; aggregate amount beneficially owned 8,148,280 (5.9% of the class)
  Comment: Note to Row 11: The percentage reported is based on 138,476,822 ordinary shares outstanding as of July 30, 2026, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 5, 2026. Each American Depositary Share (ADS) represents one ordinary share. BIT Capital GmbH reports beneficial ownership of 8,148,280 ordinary shares represented by ADSs by virtue of its investment discretion over portfolios managed under discretionary investment management mandates. The holdings reported herein are as of September 30, 2026.

## Item 1. Issuer
Name of issuer: COMPASS Pathways plc
Address of issuer's principal executive offices: 3RD FLOOR, 1 ASHLEY ROAD, ALTRINCHAM, CHESIRE, UNITED KINGDOM, WA14 2DT

## Item 2. Person Filing
Name of person filing: BIT Capital GmbH
Address of principal business office or, if none, residence: Dircksenstrasse 4, 10179 Berlin - Germany
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: German Investment Firm (section 2 para. 1 WpIG)

## Item 4. Ownership
Amount beneficially owned: 8,148,280
Percent of class: 5.9% (rounded to one decimal place; calculated percentage is approximately 5.88%).
Sole power to vote or to direct the vote: 8,148,280
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,148,280
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Firm is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BIT Capital GmbH: Maisa Carvalho, Head of Compliance (10/28/2026)